August 25, 2008

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Jonathan Wiggins,  Mail Stop 4561
100 F St. Street, NE
Washington, D.C.  20549

Re:	Nexia Holdings, Inc.
4.01 Form 8-K
Filed July 24, 2008
File No. 33-22128-D
Letter of August 12, 2008

Dear Mr. Wiggins

Please consider the following in response to your comment as set forth below:

1.
We note that in your amended Form 10-Q for the quarter ended March 31, 2008, you made corrections that increased your net loss for that period by $924,023, or approximately 82% of your previously reported net loss, and decreased your total assets as of March 31, 2008 by $424,791, or approximately 9% of your previously reported total assets.  In light of these corrections, please tell us how you determined that you were not subject to the requirements of Item 4.02 of Form 8-K.  In addition, please tell us how you have complied with the provisions of paragraph 26 of SFAS No. 154 in your amended Form 10-Q.

Response:     I was unaware of the significance of the write downs until a week or so prior to the proposed filing of the amended Form 10Q and did not agree with the changes until a few days prior to actually filing the amended Form 10Q.  Nexia’s accounting staff spent three months going back and forth with our former auditors regarding the changes that were eventually made to the financials.  I did not play a direct role in the back and forth between our former auditors regarding the write down of our marketable securities.  I was consulted about the write down of certain equipment relating to our clothing division which required a lengthy debate to reach a conclusion on restating those values.

When I finally attempted to communicate directly with our auditors to discuss certain proposed write downs, the auditing partner was out of town or otherwise unreachable for over a week from the initial call.  In any event, the communication was not concerning any of the material changes in question as set forth in your comment.

The most significant change to the net loss number was a write down in marketable securities.  Nexia wrote down two of its marketabIe securities positions to $221,000 a writedown of approximately $785,000.   Today, if the positions were sold based upon the current market prices of the respective securities, Nexia would realize approximately $340,000.

I agreed with these changes only when I was able to view a complete schedule showing all of the changes to the Form 10Q which was not provided to me prior to your initial comment letter.   As CEO and CFO of Nexia, I was and still am confident that significant value will be recognized from the securities in question.  I realize that my belief does not trump the fact that the securities that were written down to $221,000 are deemed penny stocks that have exhibited wild fluctuations in price.  They are extremely risky investments.  The risky nature of the marketable securities coupled with the possibility of creating a disagreement with our former auditing firm were all difficult factors that caused me to agree with the final changes proposed by the former auditor only a few hours before the actual amended filing occurred.

In sum, I simply was not sure that the prior financial’s would have such significant changes that could require a filing under Item 4.02 on Form 8K prior to the actual filing of the amended Form 10Q.  Since the amendment was prepared for filing I did not direct that an 8-K be prepared or filed.

A second amended 10-Q/A for the period ended March 31, 2008 was filed on August 22, 2008 fully disclosing the changes made to the financials in Note 1 as restated with tables showing the changes as provided for by SFAS No. 154, a copy of that amended filing is attached hereto.

Please call me if you have questions or if matters as set forth in this letter need to be clarified.  My phone number is 801-575-8073 ext. 106.

Sincerely,

/s/ Richard Surber
Richard Surber
President